SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Allis-Chalmers Energy Inc.

(Name of Issuer)

Common Stock $0.01 Par Value

(Title of Class of Securities)

019645506

(CUSIP Number)

Mark A. McCall

Lime Rock Partners V, L.P.

274 Riverside Avenue

Westport, CT 06680

203-293-2750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 13 Pages)

CUSIP No. 019645506	13D	Page 2 of 13 Pages

1	Name of Reporting Person Lime Rock Partners V, L.P.
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power
8 Shared Voting Power 34,091,190*
9 Sole Dispositive Power
10 Shared Dispositive Power 34,091,190*

11	Aggregate Amount Beneficially Owned by each Reporting Person 34,091,190*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 39.8*
14	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Shares of the Issuer reported as beneficially owned in this Schedule 13D includes Common Shares and Preferred Shares of the Issuer that are convertible into Common Shares with the Preferred Shares reflected on an as converted basis. See Item 1.

CUSIP No. 019645506	13D	Page 3 of 13 Pages

1	Name of Reporting Person Lime Rock Partners GP V, L.P.
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power
8 Shared Voting Power 34,091,190*
9 Sole Dispositive Power
10 Shared Dispositive Power 34,091,190*

11	Aggregate Amount Beneficially Owned by each Reporting Person 34,091,190*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 39.8%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Shares of the Issuer reported as beneficially owned in this Schedule 13D includes Common Shares and Preferred Shares of the Issuer that are convertible into Common Shares with the Preferred Shares reflected on an as converted basis. See Item 1.

CUSIP No. 019645506	13D	Page 4 of 13 Pages

1	Name of Reporting Person LRP GP V, Inc.
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power
8 Shared Voting Power 34,091,190*
9 Sole Dispositive Power
10 Shared Dispositive Power 34,091,190*

11	Aggregate Amount Beneficially Owned by each Reporting Person 34,091,190*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 39.8%*
14	Type of Reporting Person CO

*	The number and percentage of Common Shares of the Issuer reported as beneficially owned in this Schedule 13D includes Common Shares and Preferred Shares of the Issuer that are convertible into Common Shares with the Preferred Shares reflected on an as converted basis. See Item 1.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Common Stock, par value $0.01 (the “Common Shares”), of Allis-Chalmers Energy Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5075 Westheimer, Suite 890, Houston, TX 77056. The total number of Common Shares reported as beneficially owned in this Schedule 13D is 34,091,190, which constitutes approximately 39.8% of the total number of Common Shares outstanding on a pro forma basis as follows. This number and percentage includes shares of 7% convertible preferred stock (the “Preferred Shares”) of the Issuer, assuming the conversion of the Preferred Shares into Common Shares at an initial conversion price of $2.5625 per Preferred Share. The beneficial ownership reported in this Schedule 13D assumes that at June 26, 2009 there were 71,367,376 Common Shares outstanding and 36,393 Preferred Shares outstanding.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

	(i)	Lime Rock Partners V, L.P., a Cayman Islands exempted limited partnership (“LRP” or the “Investor”);

	(ii)	Lime Rock Partners GP V, L.P., a Cayman Islands exempted limited partnership (“GP LP”); and

	(iii)	LRP GP V, Inc., a Cayman Islands corporation (“GP Inc.”).

All foregoing persons are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Certain information required by this Item 2 concerning the executive officers and directors of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b)	The address of the principal business office of the Reporting Persons is as follows:

c/o Lime Rock Management, L.P. 274 Riverside Avenue Westport, Connecticut 06680

(Page 5 of 13 Pages)

(c)	(i)	LRP is a private equity fund and its principal business is investing in securities. LRP is the sole record owner of the Common Shares, including the Preferred Shares, reported as beneficially owned in this Schedule 13D. GP LP is the general partner of the Investor. GP Inc. is the general partner of GP LP.

(d)-(e)	None of the Reporting Persons nor, to the best of any Reporting Persons’ knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Investment Agreement dated May 20, 2009 (as amended by the First Amendment, dated June 25, 2009, the “Investment Agreement”), a copy of which is filed with this Schedule 13D as Exhibits B and C (which are hereby incorporated by reference), between the Investor and the Issuer, the Investor agreed to buy and the Issuer agreed to sell the Common Shares and Preferred Shares reported herein.

On June 26, 2009 (the “Closing Date”), the Investor acquired 19,889,044 Common Shares and 36,393 Preferred Shares. The Preferred Shares are convertible, as described in Item 6, into 14,202,146 Common Shares and together with the Common Shares owned by the Investor represent an aggregate of 34,091,190 Common Shares of the Issuer.

The Investor paid the Issuer $49,722,610 for the Common Shares and $36,393,000 for the Preferred Shares of the Issuer. The source of the purchase price was capital contributions by the partners of the Investor.

Item 4.	Purpose of Transaction.

The Investor purchased the Common Shares and Preferred Shares for investment purposes. The following describes plans or proposals, including those in connection with the purchase, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	The Reporting Persons have no current plans or proposal that relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer. As described in Item 6, the Investment Agreement and the Certificate of Designations of 7% Convertible Perpetual Preferred Stock (the “Certificate of Designations”) filed by the Issuer on June 25, 2009 contain limitations on the ability of the Reporting Persons to acquire additional securities of the Issuer, convert the Preferred Shares or sell any securities of the Issuer in certain transactions.

(b)	None.

(Page 6 of 13 Pages)

(c)	None.

(d)	Pursuant to the Investment Agreement, Investor will be permitted to nominate four individuals to serve on the Issuer’s board of directors for so long as Investor owns 39% or more of the Issuer’s Common Shares (counting the Preferred Shares on an as converted basis). On June 26, 2009 Investor nominated, and the board appointed Messrs. Saad Bargach and John Reynolds to the Issuer’s board. Investor has agreed to provide the Issuer with the names of two additional board nominees within 90 days of June 26, 2009 and as soon as reasonably practicable thereafter, the Issuer shall cause to be elected or appointed to the board such additional nominees, subject to the satisfaction of all legal and governance requirements regarding service as a director of the Issuer and, if not already received, the reasonable approval of the Issuer’s nominating committee.

(e)	Investor is entitled to receive, when, as and if declared by the Issuer’s board of directors, out of funds legally available for payment, cumulative cash dividends on each outstanding Preferred Share at the annual rate of 7.0% of the purchase price per share ($1,000). The dividend rate is equivalent to $70.00 per Preferred Share annually. The right of Investor, as holder of Preferred Shares, to receive dividend payments is subject to the rights of any holders of shares of senior stock and parity stock. On the third anniversary of June 26, 2009, dividends on the Preferred Shares will cumulate only upon dividends that were accumulated and unpaid, if any, on such date. After such date, holders of Preferred Shares will not be entitled to receive any dividends on the Preferred Shares, other than dividends that were accumulated and unpaid immediately prior to such date and dividends that continue to cumulate upon such unpaid dividends. For so long as the Preferred Shares are outstanding, (i) the Issuer may not declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock or parity stock and (ii) neither the Issuer nor any of our subsidiaries may redeem, repurchase or otherwise acquire for consideration junior stock or parity stock through a sinking fund or otherwise, in each case, unless the Issuer has paid or set apart funds for the payment of all accumulated and unpaid dividends with respect to the Preferred Shares and any parity stock for all preceding dividend periods. As an exception to clause (ii), the Issuer will be able to redeem, repurchase or otherwise acquire for consideration junior stock or parity stock if the consideration for such redemption, repurchase or other acquisition is solely junior stock.

(f)	None.

(g)

Pursuant to the Certificate of Designations, the affirmative vote of holders of a majority of the Preferred Shares, voting as a single class, will be required to (i) approve the issuance of any senior stock subsequent to the first date on which any shares of Preferred Stock are issued and outstanding, (ii) approve a merger, conversion, statutory share exchange, sale of substantially all the assets or liquidation of the Issuer, in each case, occurring prior to the third anniversary of June 29, 2009, (iii) alter, repeal or amend, whether by merger, consolidation,

(Page 7 of 13 Pages)

combination, reclassification or otherwise, any provisions of the Certificate of Designations, or (iv) alter, repeal or amend, whether by merger, consolidation, combination, reclassification or otherwise, any provision of the Issuer’s amended and restated certificate of incorporation (other than the Certificate of Designations), if such action would amend, alter or affect the powers, preferences or special rights of the Preferred Shares so as to adversely affect the holders of Preferred Shares, including the creation of, or increase in the authorized number of, shares of any class or series of senior stock, provided, however, that any increase in the amount of authorized common stock or authorized preferred stock (but excluding any increase in the authorized Preferred Shares) or the creation and issuance of any class or series of common stock, other junior stock or parity stock, will not be deemed to adversely affect the powers, preferences or special rights of the Preferred Shares.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Shares or Preferred Shares reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons and the terms and conditions of the Investment Agreement. Subject to the terms and conditions of the Investment Agreement the Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	(i)	Investor is the sole record owner of, and has the shared power to vote and dispose of, 19,889,044 Common Shares and 36,393 Preferred Shares which are convertible into 14,202,146 Common Shares, collectively representing, on an as converted basis, an aggregate 34,091,190 Common Shares (39.8%).

(ii)	GP LP does not directly own any Common Shares. By virtue of being the general partner of the Investor, GP LP may be deemed to possess shared

(Page 8 of 13 Pages)

voting and dispositive power with respect to those Common Shares held by Investor, representing an aggregate 34,091,190 Common Shares (39.8%).

(iii) GP Inc. does not directly own any Shares. By virtue of being the general partner of the GP LP, GP Inc. may be deemed to possess shared voting and dispositive power with respect to those Common Shares held by Investor, representing an aggregate 34,091,190 Common Shares (39.8%).

(c)	Other than as described in Item 3, none.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Conversion Rights and Limitations

Investor may convert Preferred Shares into Common Shares at an initial conversion rate of 390.625 Common Shares per Preferred Share (with a corresponding initial conversion price of $2.5625), subject to adjustments provided in the Certificate of Designations. However, no Preferred Share will be convertible into Common Shares prior to the earlier of the third anniversary of June 26, 2009 or the expiration of the standstill provisions included in the Investment Agreement, unless (a) a member of the Investor Group (as defined in the Investment Agreement) provides a written certification to the Issuer specifying the total number of issued and outstanding Common Shares beneficially owned by such Investor Group and (b) immediately after giving effect to such conversion, such Investor Group would not beneficially own a number of Common Shares exceeding 35% of the total number of the Issuer’s issued and outstanding Common Shares, provided that this restriction will not apply if the Issuer has given prior written consent to such conversion, which the Issuer has agreed to give under certain limited circumstances specified in the Investment Agreement as described below.

Investment Agreement

Pursuant to the Investment Agreement, until the date on which Investor and its affiliates cease to beneficially own 10% or more of the Issuer’s Common Shares (counting the Preferred Shares on an as converted basis), Investor will be entitled to nominate up to four people (each subject to review and approval of the Issuer’s nominating and corporate governance committee) to serve on the Issuer’s board of directors as follows:

•

for so long as Investor and its affiliates own 39.0% or more of the Issuer’s Common Shares (counting the Preferred Shares on an as converted basis), Investor will have the right to nominate four people to serve on the Issuer’s board of directors;

(Page 9 of 13 Pages)

•

for so long as Investor and its affiliates own at least 30.0% but less than 39.0% of the Issuer’s Common Shares (counting the Preferred Shares on an as converted basis), Investor will have the right to nominate three people to serve on the Issuer’s board of directors;

•

for so long as Investor and its affiliates own at least 20.0% but less than 30.0% of the Issuer’s Common Shares (counting the Preferred Shares on an as converted basis), Investor will have the right to nominate two people to serve on the Issuer’s board of directors; and

•

for so long as Investor and its affiliates own at least 10.0% but less than 20.0% of the Issuer’s Common Shares (counting the Preferred Shares on an as converted basis), Investor will have the right to nominate one person to serve on the Issuer’s board of directors.

The Issuer has agreed to recommend that the Issuer’s stockholders vote in favor of the slate of directors designated by the Issuer’s nominating and corporate governance committee (which will include the Investor nominees).

If, for any reason, a person nominated by Investor to serve on the Issuer’s board of directors is not elected to the Issuer’s board of directors, the Issuer will exercise all authority under applicable law to cause such person to be elected to the Issuer’s board of directors. If, at any time, a Investor director resigns or is removed from the Issuer’s board of directors, a new director will be designated by Investor and appointed by the Issuer’s board of directors, subject to the reasonable approval of the Issuer’s nominating and corporate governance committee. Investor has agreed with the Issuer that if, at any time, the number of people it is entitled to nominate to serve on the Issuer’s board of directors decreases based on its ownership of common stock as described above, it will cause sufficient Investor directors to resign so that the number of Investor directors serving on the Issuer’s board of directors after such resignations equals the number of directors it would have been entitled to nominate had an election of directors taken place at such time, unless Investor advises the Issuer of its intention to purchase, and actually purchases, Common Shares sufficient to maintain its nomination rights within 90 days.

For as long as Investor is entitled to nominate at least one person to serve on the Issuer’s board of directors, one member of each of the Issuer’s audit committee and compensation committee will be a Investor director, provided that such Investor director satisfies applicable New York Stock Exchange and Securities and Exchange Commission independence criteria. In addition, the Issuer has agreed to cause the Issuer’s board of directors to create and maintain, for as long as Investor is entitled to nominate at least one person to serve on the Issuer’s board of directors, a finance committee consisting of five members. Two of these members will be Investor directors for as long as Investor is entitled to nominate two or more people to serve on the Issuer’s board of directors. If Investor is entitled to nominate only one person to serve on the Issuer’s board of directors, then that one person will be entitled to be a member of the finance committee. The other members of the finance committee will be non-Investor directors. The finance committee will review and consider, and make non-binding recommendations to the Issuer’s board of directors regarding: (a) acquisitions of assets or voting securities for consideration in excess of $20,000,000; (b) mergers or change of control transactions; (c) the

(Page 10 of 13 Pages)

Issuer’s liquidation, dissolution or reorganization; (d) the sale or other disposition of all or substantially all of the Issuer’s assets; (e) offerings or sales of voting equity securities for cash in an aggregate amount in excess of $20,000,000, other than issuances of securities upon conversion of convertible securities then outstanding or pursuant to option and other incentive compensation plans; and (f) material capital expenditures in excess of the Issuer’s capital expenditure budget.

Prior to the Standstill Expiration Date (as defined in Section 8.4 of the Investment Agreement), Investor and its affiliates may not purchase or otherwise acquire or agree or offer to acquire additional shares, or rights or options to acquire additional shares, of the Issuer’s voting stock, except:

•	Common Shares issued upon conversion of the Preferred Shares;

•	in order to prevent a dilution of their ownership as a result of an issuance of common stock by the Issuer (or in order to restore their ownership percentage following such a dilution);

•

acquisitions of voting stock so long as the voting stock acquired, when aggregated with all the other voting stock held by Investor and its affiliates, does not constitute more than 35% of the Issuer’s total voting power or more than 45% of the Issuer’s outstanding common stock (counting the Preferred Stock on an as converted basis);

•	issuances of voting stock to Investor or its affiliates that are approved by the Issuer’s board of directors; and

•

issuances of voting stock as dividends or distributions with respect to, or upon conversion, exchange or exercise of, securities which Investor and its affiliates are permitted to own under the Investment Agreement.

For the same period, Investor and its affiliates have agreed not to sell or otherwise transfer any of the Issuer’s voting stock (including the Preferred Shares) except:

•	to another affiliate;

•	in an underwritten registered offering;

•	to persons that will not own, after such transfer, 10% or more of the Issuer’s voting stock;

•	pursuant to Rule 144 under the Securities Act of 1933;

•	pursuant to any tender offer by the Issuer, or any tender offer by a third party (unless the Issuer’s board has recommended that the Issuer’s stockholders not accept such tender offer); and

(Page 11 of 13 Pages)

•	in connection with mergers or consolidations in which the Issuer’s voting stock is exchanged for cash, securities, other property or a combination thereof.

The foregoing restrictions shall not prohibit Investor or its affiliates from making an acquisition proposal directly to the Issuer’s board of directors, provided that, among other things, (a) if the Issuer’s board of directors determines to commence a process with respect to a potential acquisition proposal, the Issuer will permit Investor and its affiliates to participate in such process and (b) if pursuant to actions taken by the Issuer’s board of directors following receipt of the Investor proposal, the Issuer’s board of directors determines to accept and recommend an alternative proposal that it believes is superior, Investor and its affiliates will vote their shares with respect to such alternative proposal in the same proportion as all other shares are voted on such proposal.

On June 26, 2009 the Issuer paid Investor a funding fee equal to 1.25% of the aggregate purchase price for the Preferred Shares as a funding fee for Investor’s commitment to purchase the Preferred Shares.

As provided in the Investment Agreement, the Issuer has agreed that it will not unreasonably withhold or delay its consent to the conversion of any of the Preferred Shares pursuant to Section 6(a) of the Certificate of Designations if, prior to the Standstill Expiration Date, (a) a tender offer for the Common Stock of the Issuer has been made (unless the Issuer has recommended that its stockholders not accept such tender offer), (b) the Issuer has entered into a merger agreement which requires holders of Common Stock to make an election as to the form of consideration to be received in the merger or (c) any similar circumstances arise in which the holders of Preferred Stock could be disadvantaged as a result of their inability to convert the shares of Preferred Stock into shares of Common Stock pursuant to Section 6(a) of the Certificate of Designations.

As provided in the Investment Agreement, no member of the Investor 13(d) Group shall (a) “solicit,” or become a “participant” in any “solicitation” of, any “proxy” from any holder of voting sock of the Issuer in connection with any vote for the election of directors, or agree or announce its intention to vote with any person undertaking any such “solicitation,” or (b) grant any irrevocable proxies with respect to any voting stock of the Issuer to any person (other than another member of the Investor 13(d) Group or as recommended by the Board of Directors of the Issuer) or deposit any voting stock of the Issuer in a voting trust, or enter into any other arrangement or agreement, with any person (other than another member of the Investor 13(d) Group) with respect to the voting thereof, in each case in connection with any vote for the election of directors.

As provided in the Investment Agreement, the Issuer has renounced, to the fullest extent possible by law, any interest or expectancy in any business opportunity, transaction or other matter in which any of the Investor, its Affiliates, any Investor Director or any portfolio company in which the Investor or any of its Affiliates has an equity investment participates or desires or seeks to participate in and that involves any aspect of the energy business or industry. No member of the Investor Group shall have any obligation to communicate or offer any renounced business opportunity to the Issuer, and any member of the Investor Group may pursue a renounced business opportunity.

(Page 12 of 13 Pages)

Registration Rights Agreement

Pursuant to the Registration Rights Agreement dated June 26, 2009, a copy of which is filed with this Schedule 13D as Exhibit D (which is hereby incorporated by reference), the Issuer has agreed to provide certain customary registration rights to the Investor in connection with the Common Shares reported as beneficially owned on this statement (including those issuable upon conversion of the Preferred Shares). The Issuer’s obligations to register for resale such Common Shares pursuant to the registration rights agreement, however, do not become effective until one year from the date of the registration rights agreement.

Item 7.	Material to be filed as Exhibits.

Exhibit A —	Joint Filing Agreement.*

Exhibit B —	Investment Agreement, dated May 20, 2009, between Allis-Chalmers Energy Inc. and Lime Rock Partners V, L.P., incorporated by reference from the Issuer’s current report on Form 8-K filed on May 27, 2009.

Exhibit C —	First Amendment to Investment Agreement, dated June 25, 2006, between Allis-Chalmers Energy Inc. and Lime Rock Partners V, L.P., incorporated by reference from the Issuer’s current report on Form 8-K filed on July 1, 2009.

Exhibit D —	Registration Rights Agreement, dated June 26, 2006, incorporated by reference from the Issuer’s current report on Form 8-K filed on July 1, 2009.
* Filed Herewith

(Page 13 of 13 Pages)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: July 6, 2009

LIME ROCK PARTNERS V, L.P.

By:	Lime Rock Partners GP V, L.P., its general partner

By:	LRP GP V, Inc., its general partner

	By:	/s/ John T. Reynolds
	Name:	John T. Reynolds
	Title:	Director

LIME ROCK PARTNERS GP V, L.P.

By:	LRP GP V, Inc., its general partner

	By:	/s/ John T. Reynolds
	Name:	John T. Reynolds
	Title:	Director

LRP GP V, Inc.

	By:	/s/ John T. Reynolds
	Name:	John T. Reynolds
	Title:	Director

S-1

SCHEDULE A

Directors and Executive Officers

Name	Title	Business Address	Number of ALY Shares Owned
Mark A. McCall	Secretary and Chief Financial Officer	274 Riverside Avenue Westport, CT 06680	0

John T. Reynolds	Director	274 Riverside Avenue Westport, CT 06680	0

Jonathan Farber	Director	274 Riverside Avenue Westport, CT 06680	0

Sch-A-1

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: July 6, 2009

[Signature Page Follows]

Sch-A-1

LIME ROCK PARTNERS V, L.P.

By:	Lime Rock Partners GP V, L.P., its general partner

By:	LRP GP V, Inc., its general partner

	By:	/s/ John T. Reynolds
	Name:	John T. Reynolds
	Title:	Director

LIME ROCK PARTNERS GP V, L.P.

By:	LRP GP V, Inc., its general partner

	By:	/s/ John T. Reynolds
	Name:	John T. Reynolds
	Title:	Director

LRP GP V, Inc.

	By:	/s/ John T. Reynolds
	Name:	John T. Reynolds
	Title:	Director

Sch-A-2